SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   281649103                                    Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:           Rising Sun Capital Corp.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Subscription Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
--------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   250,000 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    250,000 Shares of Common Stock
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.33%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Rising Sun Capital Corp. ("Rising Sun"), its sole director and officer,
Don Peters ("Peters"), its sole shareholder, Hornback Trust ("Hornback"), and its trustee, Don Peters ("Peters"), as the reporting persons hereunder,

                                  SCHEDULE 13D


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CUSIP No.   281649103                                    Page 3  of 6    Pages
---------------------------                           --------------------------


relative to the acquisition by Rising Sun of certain shares of common stock issued by Eduverse.Com. Neither Rising Sun, Peters nor Hornback have made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Rising Sun Capital Corp., a corporation organized under the laws of Belize, its sole director and officer, Peters, its sole shareholder, Hornback, and its trustee, Peters. The principal business and principal office of Rising Sun and Peters is 96 Front Street, Hamilton HM12, Bermuda. The principal office of Hornback is 60 Market Square, P.O. Box 364, Belize City, Belize, Central America.
     Pursuant to General Instruction C of Schedule 13D, the executive officer and director of Rising Sun, its sole shareholder, and the person controlling Rising Sun (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
        Name           Position with Rising Sun              Business Address
--------------------------------------------------------------------------------

Don Peters                 Director and President/         96 Front Street
                           Secretary                       Hamilton HM12
                                                           Bermuda

Hornback Trust             Shareholder                     60 Market Square
                                                           P.O. Box 364
                                                           Belize City, Belize
                                                           Central America

Don Peters                 Trustee                         60 Market Square
                                                           P.O. Box 364
                                                           Belize City, Belize
                                                           Central America

--------------------------------------------------------------------------------

     Don Peters is the sole director and officer and is the controlling person of Rising Sun. Rising Sun and Peters have the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


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CUSIP No.   281649103                                    Page 4  of 6    Pages
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a subscription agreement between Eduverse and Rising Sun dated May 2, 2002 (the "Subscription Agreement"), 250,000 shares of restricted common stock of Eduverse were issued to Rising Sun. The consideration exchanged for the securities of Eduverse was payment by Rising Sun of $31,250.00.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Eduverse as follows:

     (i) During the first quarter of fiscal year 2002, Eduverse engaged in a private placement offering under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "1933 Securities Act"). Pursuant to the terms of the private placement, Eduverse offered 2,400,000 shares of its common stock at $0.125 per share to raise $300,000. On approximately May 3, 2002, Eduverse terminated the offering pursuant to which it had sold 2,000,000 shares of common stock at $0.125 per share for aggregate gross proceeds of $250,000.00 The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of Eduverse.

     (ii) Eduverse issued 250,000 shares of common stock to Rising Sun in accordance with the Subscription Agreement. Rising Sun acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from Eduverse's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Rising Sun has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Rising Sun has acquired 250,000 shares of restricted common stock of Eduverse. As set forth in
          Item 2 of this Schedule, Peters is the sole director and officer of Rising Sun. Rising Sun and Peters may consider the acquisition of additional securities of Eduverse, the issuer, but have no present plans or proposals to do so.

     (b) Neither Rising Sun nor Peters have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Neither Rising Sun nor Peters have any present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Rising Sun plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

                                  SCHEDULE 13D


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CUSIP No.   281649103                                    Page 5  of 6    Pages
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     (e)  Neither Rising Sun nor Peters have any present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Neither Rising Sun nor Peters have any present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Neither Rising Sun nor Peters have any present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Neither Rising Sun nor Peters have any present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Rising Sun nor Peters have any present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Rising Sun nor Peters have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 6, 2002, Rising Sun beneficially owned 250,000 shares (or approximately 8.33% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Rising Sun Capital Corp.         250,000

              Total                            250,000

     (b) No Instruction C Person owns any other common or preferred shares of Eduverse. Rising Sun has the sole power to vote or to direct the voting of the 250,000 common shares of Eduverse held by Rising Sun.

     (c) As of May 6, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by Rising Sun or Peters, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Rising Sun has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                                  SCHEDULE 13D


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CUSIP No.   281649103                                    Page 6  of 6    Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Rising Sun Capital Corp.

Date: May 8, 2002                   By: /s/  Don Peters
--------------------                    ----------------------------------------
                                             Don Peters,President



Date: May 8, 2002                       /s/  Don Peters
                                        ----------------------------------------
                                             Don Peters


                                    Hornback Trust

Date: May 8, 2002                   By: /s/  Don Peters
---------------------                  -----------------------------------------
                                             Don Peters,Trustee